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                                                                   EXHIBIT 99.3
                             CERTAIN TRANSACTIONS

GENERAL

  In connection with the Company's August 1994 initial public offering (the "IPO"), the Company incurred $38 million in new mortgage indebtedness with The Prudential Insurance Company of America. A. Ray Weeks, Jr., certain members of the family of A. Ray Weeks, Jr. (the "Weeks Family"), Forrest W. Robinson, Louis Robinson (Forrest W. Robinson's father), a trust of which A. Ray Weeks, Jr. is the trustee and of which A. Ray Weeks, Jr. and the Weeks Family are beneficiaries, and a trust of which A. Ray Weeks, Jr., Harry T. Weeks (A. Ray Weeks, Jr.'s uncle) and Martha Patterson Weeks (A. Ray Weeks, Jr.'s mother) are trustees and of which A. Ray Weeks, Jr. and the Weeks Family are beneficiaries, severally, but not jointly, guaranteed collection, not payment, of a portion of this indebtedness. At December 31, 1996, such guarantees extended to, in the aggregate, the first $20.7 million due on such indebtedness.

TRANSACTIONS WITH EXECUTIVE OFFICERS

  Helen Ballard Weeks, the wife of A. Ray Weeks, Jr., is a principal of Ballard Designs, a national home furnishings mail order firm that leases an aggregate of 97,639 square feet of space in two of the Operating Partnership's properties. The aggregate base rent and tenant reimbursable expenses paid by Ballard Designs with respect to such leases in 1996 was $385,415.

TRANSACTIONS WITH DIRECTORS

  George D. Busbee, a director of the Company, is of counsel to the law firm of King & Spalding. Mr. Busbee, formerly a partner of such firm, retired from King & Spalding as of December 31, 1993. King & Spalding provided certain legal services to the Company in 1996, including services in connection with offerings of Common Stock by the Company and certain significant acquisitions made by the Company.

  On November 1, 1996, the Company and its affiliates acquired certain assets and properties of NWI Warehouse Group, L.P. and its affiliates (collectively, "NWI"). Mr. Nelley and Albert W. Buckley, Jr., a Managing Director of the Company, are significant beneficial owners of NWI. Upon completion of the acquisition, Mr. Nelley and Mr. Buckley were each employed as Managing Directors of the Company, and Mr. Nelley was appointed as a director of the Company. Mr. Nelley and Mr. Buckley each have entered into an Employment Agreement and a Noncompetition Agreement with the Company. See "Executive Compensation--Noncompetition and Employment Agreements." As part of the NWI transaction, the Company has agreed, subject to updating its due diligence procedures and completion of the applicable properties, to acquire 6 development properties over a 17 month period and to acquire approximately 150 net usable acres of undeveloped land over a period of up to 6 years. Pursuant to such agreements, on November 27, 1996, the Company acquired approximately 31 net usable acres from NWI in exchange for consideration in the amount of 162,232 Units with a value of $4,055,800, including reimbursement for certain infrastructure costs, and on December 30, 1996, the Company acquired approximately 14 net usable acres from NWI in exchange for 89,277 Units with a value of $2,231,925, including reimbursement for certain infrastructure costs. Through their ownership in NWI, Mr. Nelley and Mr. Buckley beneficially acquired 34,983 Units and 34,327 Units, respectively, on November 27, 1996, and 19,251 Units and 18,891 Units, respectively, on December 30, 1996, in connection with these acquisitions. The acquisition consideration for the additional undeveloped land was determined through arms length negotiations between the Company and NWI in connection with the initial closing of the NWI transaction on November 1, 1996. The acquisition consideration for the additional properties was also determined through arms length negotiations between the Company and NWI in connection with the initial closing of the NWI transaction on November 1, 1996, and generally will be based upon the projected net operating income to be generated by the properties for the twelve months following stabilization.

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  On December 31, 1996, the Company and its affiliates acquired certain assets and properties of Lichtin Properties, Inc. and its affiliates (collectively, "Lichtin Properties"). Mr. Lichtin was a significant beneficial owner of Lichtin Properties prior to the acquisition. Upon completion of the acquisition, Mr. Lichtin was employed as a Managing Director of the Company and was also appointed as a director of the Company. Mr. Lichtin has entered into an Employment Agreement and a Noncompetition Agreement with the Company. See "Executive Compensation--Noncompetition and Employment Agreements." As part of the Lichtin Properties transaction, the Company has agreed, subject to updating its due diligence procedures and completion of the applicable properties, to acquire 15 completed and under development properties over an approximately 18 month period and to acquire approximately 64 net usable acres of undeveloped land over the next 4 years. The acquisition consideration for such additional properties and undeveloped land was determined through arm's length negotiations between the Company and Lichtin Properties in connection with the initial closing of the Lichtin Properties transaction on December 31, 1996. The acquisition consideration for the additional properties generally will be based upon an evaluation of the properties' physical conditions, lease characteristics, operating expense rates and future capital improvement needs, with respect to completed properties, and the projected net operating income to be generated by such properties for the twelve months following stabilization, with respect to properties under development. As part of the Lichtin Properties transaction, the Operating Partnership assumed certain mortgage indebtedness encumbering the properties acquired from Lichtin Properties. Pursuant to pre-existing agreements that survived the closing of the Lichtin Properties transaction, Mr. Lichtin has guaranteed payment of a portion of the principal of such mortgage indebtedness. At December 31, 1996, the maximum potential aggregate liability under such guarantees was approximately $3.5 million. In addition such pre-existing agreements provide that Mr. Lichtin will indemnify the holders of such mortgage indebtedness against losses resulting from the Operating Partnership's failure to discharge its mortgage covenants relating to environmental matters and to fund tenant improvements and lease commission costs. The Operating Partnership has agreed to indemnify Mr. Lichtin for any losses incurred by him as a consequence of circumstances arising after the closing date of the Lichtin Properties transaction under such guarantees and indemnities.

TRANSACTIONS WITH THE WEEKS FAMILY

  The Company currently purchases and will continue to purchase plantings for its landscaping business from Bold Springs Nursery, a company 100% owned by John H. Barbour and his wife Patricia L. Weeks, a sister of A. Ray Weeks, Jr. The aggregate amount paid by the Company to Bold Springs Nursery during 1996 was $149,015.


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